Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia’s Everest Poker and BetClic Poker
Launch French Operations
HONG KONG, July 2, 2010 — GigaMedia Limited (NASDAQ: GIGM) announced today that Everest Poker and BetClic Poker have commenced public operations in France as part of the new liberalization of online betting in France.
Everest Poker and BetClic Poker are jointly owned by Mangas Gaming and GigaMedia.
“We are especially excited about the opening of the large French market to online poker,” stated GigaMedia CEO Arthur Wang. “Everest and BetClic are strongest in France and we see an enormous market opportunity for which we are best positioned with our award winning poker products.”
Everest Poker was awarded “Best Poker Operator” for two consecutive years by the independent industry journal e-Gaming Review — and is one of the top poker sites worldwide by active player numbers.
Mangas Gaming is a leader in European gambling with operations including BetClic, Expekt, and Bet-at-Home, together offering sports betting, poker and casino services to over four million registered users in over 25 countries.
Mangas Gaming is jointly owned by the Lov Group of famed media executive Stephane Courbit — and SBM — the Société des Bains de Mer de Monaco, controlled by the Principality of Monaco. SBM is the owner of the world renowned Monte Carlo Casino in Monaco.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and one of the world’s largest online MahJong game sites in terms of revenues, T2CN, a leading online sports game operator in China and IAH, the leader in online games in Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2010.
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